UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 811-22073
CUSIP NUMBER: 43004X103

(Check One):
  [ ]Form 10K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [X]Form N-SAR [ ]Form N-CSR
For Period Ended: December 31, 2007
  [ ]Transition Report on Form 10K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
For the Transitional Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Highland Capital Multi-Strategy Fund

Former Name if applicable:

Address of principal executive office:
TWO GALLERIA TOWER, 13455 NOEL ROAD, SUITE 800

City, state and zip code: DALLAS, TX 75240

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
                               [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT REQUESTS ADDITIONAL TIME TO FILE FORM N-SAR SO THAT IT CAN COMPILE THE NECESSARY INFORMATION TO FILE A COMPLETE AND ACCURATE DOCUMENT. THE FUND HAS NOT YET SOLD ANY OF ITS SHARES TO THE PUBLIC.


PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name: Jason Blackburn - Principal Financial Officer
Telephone: 972-628-4165

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?   [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

             Highland Capital Multi-Strategy Fund
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2008

By: /s/  James D. Dondero
    James D. Dondero
    Principal Executive Officer